                         THIS REPORT HAS BEEN FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION
                                    VIA EDGAR
  -----------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                     FORM 4
                  Statement of Changes in Beneficial Ownership

[ x ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30 (f) of the Investment Company Act of 1940.

                        Commission File Number 000-20841

                 U G L Y  D U C K L I N G  C O R P O R A T I O N
             (Exact name of registrant as specified in its charter)

                               Delaware 86-0721358
                (State or other jurisdiction of (I.R.S. employer
               incorporation or organization) identification no.)

                             2525 E. Camelback Road,
                                   Suite 1150
                             Phoenix, Arizona 85016

               (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.  Name and Address of Reporting Person*:

                          VONSH, WALTER T.+
                          2525 E. Camelback Blvd., Suite 1150
                          Phoenix, Arizona   85016

2. Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3. IRS or Social Security Number of Reporting Person (Voluntary):

4. Statement for Month/Year: MARCH 1998

5. If Amendment, Date of Original (Month/Year):

6. Relationship of Reporting Person to Issuer:  OFFICER: SENIOR VICE PRESIDENT
   - CREDIT

7. Individual or Joint/Group Filing:  FORM FILED BY ONE REPORTING PERSON

                                  Table 1 - Non-Derivative Securities Acquired,
                                        Disposed of, or Beneficially Owned
------------------- ----------- ---------------- --------------------------- ------------- ----------- ------------
                                                                              Amount of    Ownership
                                                         Securities           Securities     Form:      Nature of
                                                        Acquired(A)          Beneficially  Direct(D)    Indirect
     Title of       Transaction   Transaction                or                Owned at        or      Beneficial
     Security          Date          Code              Disposed of(D)        End of Month  Indirect(I)  Ownership
-------------------  ----------  --------------  ------------------------   -------------  -----------  ------------
                                  Code      V      Amount    A/D    Price
-------------------  ----------  --------------  ----------  ---   -------  -------------  -----------  ------------
UGLY Common Stock     Various      --      --      Various          Varous       72,000         D
(restricted) -
UNCHANGED
-------------------  ----------  --------------  ------------------------   -------------  -----------  ------------

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                                                                   Number of
                 Conversion                                       Derivative
                     or                                           Securities           Date
                  Exercise                                         Acquired        Exercisable           Title and
  Title of        Price of                                          (A) or             and               Amount of         Price of
 Derivative      Derivative     Transaction     Transaction        Disposed         Expiration           Underlying       Derivative
  Security        Security         Date             Code            of (D)             Date              Securities       Securities
-------------- --------------  ------------   ------------------  -----------   ------------------  --------------------  ----------
                                                                                  Date     Expira             Amount or
                                                                                 Exerci    -tion              Number of
                                                Code       V       (A)     (D)   -sable     Date      Title     Shares
-------------- --------------  ------------   ------------------  -----------   ------------------  --------------------  ----------
  OPTIONS -       Various*       Various*                                          *                Common     50,000*
 UNCHANGED*                                                                                           Stock
-------------- --------------  ------------   ------------------  -----------   ------------------  --------------------  ----------


   Number of
   Derivative    Ownership
   Securities     Form of
    Benefi-      Derivative
     cially      Security:    Nature of
     Owned         Direct      Indirect
   at End of       (D) or     Beneficial
     Month      Indirect(I)   Ownership
  -----------   -----------   -----------



  -----------   -----------   -----------
    50,000*          D

  -----------   -----------   -----------


         Explanation of Responses:

         *25,000 options vest over a five year period with 20% vesting on June 1, 1997 (granted on June 1, 1996) and each June 1 thereafter at an exercise price of $6.75 per share. An additional 25,000 options vest over a five year period with 20% vesting on December 2, 1997 (granted on December 2, 1996) and each December 2 thereafter at $17.688 per share. All options were issued under the UGLY Long Term Incentive Plan ("Plan"). Generally, the options expire six years from grant date for the option.

         @Power-of-attorney form included with and part of the filing hereto.

         + Effective as of March 16, 1998, resigned as Senior Vice President-
          Credit of UGLY.


         WALTER T.VONSH


         /s/ Judith A. Boyle@, Attorney-in-Fact
         --------------------------------------
         **Signature of Reporting Person

         4/10/98
         --------------------------------------
         Date


         ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 19 U.S.C. 788(a).

                              POWER OF ATTORNEY

        I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 as in effect from time to time.

        This power of attorney is effective from the date hereof until June 30, 1998, unless earlier revoked or terminated.


                                        /s/ Walter T. Vonsh
                                        ------------------------------------
                                        Walter T. Vonsh

Date: 5-5, 1997